

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2023

Justin Mirro
Chairman and Chief Executive Officer
Kensington Capital Acquisition Corp. V
1400 Old Country Road, Suite 301
Westbury, NY 11590

> **Re: Kensington Capital Acquisition Corp. V**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 14, 2023**
> **File No. 001-40741**

Dear Justin Mirro:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Chuck Samuelson, Esq.